Exhibit 1.4

Current Restricted Application Fields

1. Production or processing (industrial field) of:
   i. textiles;
   ii. electronics;
   iii. industrial adhesives;
   iv. catalysts;
   v. separation technology;
   vi. optical devices;
   vii. nanobased materials.

2. Products for non-medical personal care (Personal Care Field) applications. Research, development, production and/or sale of products or processes for use as a Cosmetic or in a consumer care product having consumer noticeable benefit or claim but not regulated under the Food, Drug and Cosmetic Act, the Medical Device Act, and any amendments or updates thereto ("the Act"), in skin care ("Skin Care Products"), hair care ("Hair Care Products"), or oral care or other personal care markets ("Other Personal Care Products"). Excludes drugs, devices or biologics as defined under the Act.

   Cosmetic shall mean 1) articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance, and 2) articles intended for use as a component of any such article; except that such term shall not include soap.

3. Human or veterinary applications, including treatment, repair and/or diagnosis of conditions of the spine, and all orthopedic applications, including treatment or diagnosis of deformities of the musculoskeletal system, which includes all of the bones and cartilages of the body and associated muscle attachments.

PPTI ______ Sanyo______